Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Cameron provided the following information to its employees on the following website: www.WelcometoCameron.com.

FLOW EQUIPMENT LEADERSHIP

PERFORMANCE

RAISING PERFORMANCE. TOGETHER™

CAMERON

June 1, 2009
COMPANY OVERVIEW
P E R F O R M A N C E M E A N S F L O W E Q U I P M E N T L E A D E R S H I P

For leading oil, gas and process businesses, Cameron is the flow equipment expert focused on continuously raising customer performance…
RAISING PERFORMANCE. TOGETHER
AJAX • BARTON • BFCC •  CALDON •  CAMERON •  CLIF MOCK •  COOPER-BESSERMER •  CSI •  DEMCO • DYNATORQUE
•  EDGE • ENTECH • ENTERPRISE • GENERAL • GROVE • HYDROMATION•  IC • JISKOOT •  JOY • KCC • KREBS • LEDEEN
• MARS • MCEVOY • MELCO • METROL • MSG • NAVCO •  NUFLO • NUTRON • ORBIT • PETRECO • PRECISION
• RING-O • SUPERIOR • SBS • SSS • TBV • TECHNO • TEXCENTRIC • TEXSTEAM • THORNHILL CRAVER • TK • TOM
WHEATLEY • TSI • TOWNSEND • TUNDRA • TURBO-AIR • UNICEL • VORTOIL • WEMCO • WHEATLEY • WILLIS • WKM
Cameron brings together a wide range of proven
products and services with the expertise and
practical “know-how” of a seasoned energy services
leader to help you continuously raise performance.
Cameron delivers lasting value to you via its world
class design, manufacturing and service network, its
industry expertise, product breadth and depth and
wide range of proven brands. When Cameron leaves,
it works.

CAMERON
PERFORMANCE

NSAM
North & South America
EACR
Europe, Africa, Caspian & Russia
APME
Asia Pacific & Middle East

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries…
• Products used to control,
 direct, adjust, process, measure
 and compress pressure & flows
• 176 years continuous history
• Headquartered in Houston, TX
• $ 7.5 + billion in annual orders
• 2/3 of business non-USA
• 16,000 + employees
• 260 + locations worldwide
• 50 + strong product brands
• 11 operating divisions holding
 leading positions in global oil & gas
 and process markets
• More information at www.c-a-m.com

CAMERON
PERFORMANCE

NSAM
North & South America
EACR
Europe, Africa, Caspian & Russia
APME
Asia Pacific & Middle East

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.
Cameron’s global network - sales, engineering, manufacturing and aftermarket service

CAMERON PERFORMANCE

Company		CAMERON	
Operating Groups	Drilling & Production Systems (DPS)	Valves & Measurement (V&M)	Compression Systems (CS)
Major Products	• Blowout Preventers, Controls, Risers, Elastomers, Manifolds and Connectors • Surface API 6A Valves, Wellheads, Hangers, Trees and Connectors; Artificial Lift Systems • Subsea Systems, Wellheads, Trees, Templates, Manifolds, Controls, Connectors, Subsea Processing, Engineering and Project Management • Chokes, Actuators and Controls • Engineered Separation and Treatment Processing Systems	• ASME/API 6D Drilling & Production Gate, Ball, Butterfly, Plug and Check Valves • ASME/API 6D Pipeline and Transmission Ball, Gate and Check Valves • ASME/API 6D Critical Service and Process Rising Stem Ball, Gate and Check Valves • Measurement and Control Instrumentation Products and Systems; Sampling and Blending Systems	• Reciprocating Natural Gas Engine and Compression Equipment and Services • Integrally Geared Centrifugal Process Gas and Air Separation Compression Equipment and Services
Aftermarket Services	CAMSERV Cameron Aftermarket Services	• Parts • Service • Repair • Remanufacturing	• Asset Management

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

CAMERON PERFORMANCE

Company: CAMERON

Operating Groups	Operating Divisions	Product Brands
Drilling & Production Systems (DPS)	Drilling Systems (DRL)	CAMERON, GUIBERSON, MELCO, TOWNSEND
Drilling & Production Systems (DPS)	Surface Systems (SUR)	CAMERON, McEVOY, WILLIS, WKM, IC, TUNDRA, PRECISION, SBS
Drilling & Production Systems (DPS)	Subsea Systems (SUB)	CAMERON, WILLIS, MARS
Drilling & Production Systems (DPS)	Flow Control (FLC)	WILLIS, CAMERON, LEDEEN, DYNATORQUE, SSS
Drilling & Production Systems (DPS)	Petreco Process Systems (PET)	PETRECO, WEMCO, KREBS, KCC, VORTOIL, BFCC, UNICEL, METROL, EDGE, HYDROMATION
Valves & Measurement (V&M)	Distributed Valves (DSV)	DEMCO, NAVCO, NUTRON, TECHNO, TEXSTEAM, THORNHILL CRAVER, WHEATLEY, WKM
Valves & Measurement (V&M)	Engineered Valves (EGV)	CAMERON, ENTECH, GROVE, RING-O, TK, TOM WHEATLEY
Valves & Measurement (V&M)	Process Valves (PRV)	GENERAL, ORBIT, TBV, WKM
Valves & Measurement (V&M)	Measurement Systems (FLO)	NUFLO, BARTON, CLIF MOCK, CALDON, JISKOOT
Compression Systems (CS)	Reciprocating Compression (RC)	AJAX, SUPERIOR, COOPER-BESSEMER, TSI, TEXCENTRIC, ENTERPRISE, CSI
Compression Systems (CS)	Centrifugal Compression (CC)	MSG, TURBO-AIR, JOY

After Market Services: CAMSERV – Cameron Aftermarket Services

- Parts
- Service
- Repair
- Remanufacturing
- Asset Management

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

CAMERON

PERFORMANCE

Upstream
Downstream
Exploration
Development
Production
Transportation
Refining & Mktg
Process Ind
RC
CC
PET
SUR
FLO
DSV
PRV
EGV
FLC
DRL
SUB
Surface
Subsea
Scale
$ 500
Million

Based on 2008 orders; Red = Drilling & Production Systems group; Green = Valves & Measurement group; Gray = Compression Systems group

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

CAMERON

PERFORMANCE

Drilling Systems
- CAMERON
- GUIBERSON
- MELCO
- TOWNSEND

Surface Systems
- CAMERON
- MCEVOY
- WILLIS
- WKM
- IC
- TUNDRA
- PRECISION
- SBS

Subsea Systems
- CAMERON
- WILLIS
- MARS

Flow Control
- WILLIS
- CAMERON
- LEDEEN
- DYNATORQUE
- SSS

Petreco Process
- PETRECO
- WEMCO
- KREBS
- KCC
- VORTOIL
- BFCC
- UNICEL
- METROL
- EDGE
- HYDROMATION

15K Marine BOP Stack

Tengizchevroil Land Wellhead & Tree

Tahiti Field Development

CAMERON
Compact Retrievable Insert

One of two identical Metrol Dual Media Filter Packages supplied to Chevron

Drilling & Production Systems group

CAMERON

PERFORMANCE

Distributed Valves
- DEMCO
- NAVCO
- NUTRON
- TECHNO
- TEXSTEAM
- THORNHILL CRAVER
- WHEATLEY
- WKM

Engineered Valves
- CAMERON
- ENTECH
- GROVE
- RING-O
- TK
- TOM WHEATLEY

Process Valves
- GENERAL
- ORBIT
- TBV
- WKM

Measurement Systems
- NUFLO
- BARTON
- CLIFF MOCK
- CALDON
- JISKOOT

 Floating Ball Valve	 Gate Valve	 High Performance Butterfly Valve	 Cryogenic Ball Valve
 Subsea Welded body Ball Valve	 Welded Body Trunnion Ball Valve	 Bolted Body Trunnion Ball Valve	 Double Expanding Gate Valve
 Top Entry Trunnion Ball Valve	 Slab Gate Valve	 Orbit Rising Stem Ball Valve	 Severe Service Floating Ball Valve
 Plug Valve	 Ultrasonic Flowmeter	 Liquid Turbine Flow Meters	 Flow Scanner Systems

Valves & Measurement group

CAMERON PERFORMANCE

Reciprocating Compression

- AJAX
- COOPER-BESSEMER
- CSI
- ENTERPRISE
- SUPERIOR
- TEXCENTRIC
- TSI

Centrifugal Compression

- JOY
- MSG
- TURBO-AIR

Centrifugal Compression Products

AJAX Integral Compressors

Superior Separable Compressors

Compressor Parts and Service

Compression Systems group

CAMERON

PERFORMANCE

Angola
Argentina
Brazil
Canada
France
Germany
Indonesia
Italy
Kazakhstan
Malaysia
Nigeria
Oman
Romania
Saudi Arabia
Singapore
United Kingdom

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

CAMERON PERFORMANCE

EXPLORATION	DEVELOPMENT	PRODUCTION	TRANSPORTATION	REFINING & MKTG	PROCESS INDUSTRIES

CAMSERV — Cameron s Aftermarket Services

CAMSERV
Cameron's Aftermarket Services

PARTS. Replacement parts, new and reconditioned. Many for immediate delivery. Or easily ordered through direct integration with you, or via online commerce.

SERVICE. The industry's largest network: 65 centers for world-class assistance around the globe and around the clock. Comprehensive to custom, single to bundled.

REPAIR. Fully OEM-certified technicians. Disassembly, inspection, reassembly, testing, and replacement. Field repair, maintenance, tech support, even well services.

REMANUFACTURING. All types and brands. Machining, welding, heat-treating, testing. Reconditioned to your needs - from first class, to fit for function, to working condition.

ASSET MANAGEMENT. Storage, tracking, reporting. Secure access to your inventory records. Brokering and buy-backs to reduce excess inventory and stretch OPEX dollars.

Upstream → Downstream

Cameron is a leading provider of flow equipment aftermarket
services to worldwide oil, gas and process industries.

CAMERON

PERFORMANCE

CAPEX
300
250
200
150
100
50
-
2004
2005
2006
2007
2008

People
Process
Product
Plant

LEAN SIGMA
CAMERON

EVO
BOP

Cameron…raising performance by investing in the future…

CAMERON

PERFORMANCE

- "No one gets hurt. Nothing gets harmed."
- HSE Management System for establishing standards.
- Minimize negative impacts on the environment.
- Support of employee's volunteer community activities
- Completed 2006 with zero HSE fines or penalties

LEAN 6 SIGMA
CAMERON

- Seven years experience
- Fully implemented across entire company
- Improving the performance of our processes
- Developing critical skills in our people
- Managing the risks Of growth and change

- Extensive HSE programs resulting in multiple years with no lost time incidents.
- Self imposed high standards of ethics

FEEMA

Cameron is investing in continuous HSE, quality and employee
Enhancement programs…

CAMERON
PERFORMANCE

2002 – 2008 Health, Safety and Environmental Performance Report

Total Recordable Incident Performance (TRIR)

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2002
2003
2004
2005
2006
2007
2008

2009 Goals and Initiatives

1. 33% reduction in recordable incidents
2. 40% reduction in lost time incidents
3. 10% reduction in severity rate

I. Business foundation activities ("run the businesses")
   - HSE IT management system
   - Corporate HSE management system
   - Enhance safety culture and active leadership

II. Business strategic growth activities:
   - Continue to enhance HSE-business partnership
   - Continue to utilize independent third party compliance audit process

III. Emerging global development activities:
   - Identify and develop sustainability and product stewardship strategy

Cameron is investing in continuous HSE, quality and employee
Enhancement programs…

CAMERON PERFORMANCE

Upstream ← → *Downstream*

Exploration	Development	Production		Transportation	Refining & Mktg	Process Ind
	MELCO/TOWNSEND BOPs and controls		**HYDROMATION** Separation filters			
	GUIBERSON Elastomers	**PRECISION** Rod lift pumps	**CALDON** Ultrasonic metering			
		SBS Artificial lift systems	**JISKOOT** Sampling & Blending			
		SSS Safety shut-down systems	**PARADIGM** Valve aftermarket			
		DYNATORQUE Gear Operators	**GEOGRAPHE** Valve aftermarket			*Surface* / *Subsea*
		DES/MARS Production enhancement systems				

Cameron Acquisitions: 2006 - 2009

Cameron is investing in new and complementary businesses…

CAMERON
PERFORMANCE

CAMERON
Johor, Malaysia - Subsea Systems Plant
Mid-2008

CAMERON
Houston, Texas - Drilling Systems Headquarters
Early 2008

Ploiesti, Romania – Surface Systems Plant
Mid-2009

CAMERON
CAMERON
Rock Springs, Wyoming - Surface Systems District
Early 2008

Cameron is investing in new plant and facilities…
Select new Cameron facilities from more than 15 such locations around the world

Cameron is investing in new generation machine tools…

CAMERON
PERFORMANCE

CAMFORCE

The Future of Subsea Processing by Cameron™

- Multiphase Boosting
- Subsea Separation
- Subsea Processing
- Enablers
    - CameronDC All-Electric System
    - MARS™
    - High Integrity Pressure Protection System (HIPPS)

MARS™-friendly Christmas Tree
Christmas Tree with MARS™ Interface
Multi-Phase Pump Unit using Curtiss-Wright Motor and Controls
HIPPS Enabled Christmas Tree
Two-Phase All-Electric Separation Unit using Petreco Technology

Cameron is investing in new technologies…in subsea processing…

CAMERON

PERFORMANCE

JV repackaged SBMS-500B pump and motor

SBMS-500B SYSTEM SPECIFICATIONS	
Maximum Flow Rate	1200m³/hr (181,000 BPDe)
Maximum Differential Pressure	100 bar (1400 psi)
Design Depth	2000 meters (6500 feet)
Maximum Well Shut-In Pressure	340 bar (5000 psi)
GVF	0% - 100%
Maximum Step Out Distance	40+ kilometers (25+ miles)

Cameron JV with Curtiss-Wright EMD and Leistritz

CAMERON EMD Leistritz

CAMFORCE
DISCHARGE
SCM
CAMERON

Cameron is investing in new technologies…in multi-phased boosting…

CAMERON PERFORMANCE

New Evolution line of BOP products & services

EVO BOP STACK

SIMPLICITY BY DESIGN

- Reduced height and length
- Fewer accumulator bottles
- Low-profile bonnets

Same great features you already trust Cameron for:

- Reliability and quality
- Convenience
- Ease of maintenance
- Industry compliance – manufactured in accordance to NACE and monogrammable to API 16A

EVO - PRODUCTS

EVO-BOP™

- More compact and less complex body and bonnets.
- 40% reduction in accumulator requirements.
- Suited for ultra deep water applications (15,000 ft).

EVO-Con™ Wellhead Connector

- Latches on any wellhead.
- Eliminates multiple connectors
- Easy finger change out.
- One hydraulic circuit.

SPA™ Subsea Pressure Accumulator

- Increased efficiency. Reduced number bottles.
- Weight and cost reduction.
- Highlights HSE..

Bi-Directional Ram

- Test stack without tripping drill string.
- No additional test BOP cavity required.
- Saves time and money.

Cameron is investing in new technologies…in new drilling systems…

CAMERON PERFORMANCE

- Applications
  - To remove salt from rich MEG (monoethyleneglycol)
- Benefits
  - Prevents the degradation of the MEG avoiding frequent expensive replacement.
- Petreco is the first to supply MEG Reclamation units offshore Brazil.
- Part of the Mexilhao Project
- FPSO Cidade de Sao Mateus
- FPSO Cidade de Vitoria

Cameron is investing in new technologies…in MEG reclamation…

CAMERON

PERFORMANCE

WG reciprocating compressor system

- Pneumatic Suction Valve Unloaders
- Pneumatic Volume Pockets
- Pneumatic Duplex Pockets
- Pneumatic Plug Unloaders

Cylinder Diameters

8.5" (216mm) to 16.25" (413 mm)

Large Valves and Passages

= Lowest Gas velocities in the industry

= Lower Hp losses

= Higher Compression Efficiencies

= Lower $$$ per output

Cameron is investing in new technologies…in new generation gas
Compression cost reduction…

CAMERON
PERFORMANCE

An Established Company

A Sales Company

An Oil & Gas Company

An Engineering Company

An Energy Company

A Manufacturing Company

A Leading Company

A People Company

A Service Company

A Public Company

A Products Company

A Profitable Company

A Systems Company

A Sustainable Company

A Global Company

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries…

June 1, 2009
COMPANY OVERVIEW
P E R F O R M A N C E M E A N S F L O W E Q U I P M E N T L E A D E R S H I P

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.